Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus, dated June 24, 2014

Relating to Preliminary Prospectus Supplement dated June 24, 2014

Registration No. 333-179471

WILLIAMS PARTNERS L.P.

$750,000,000 3.90% Senior Notes due 2025

$500,000,000 4.90% Senior Notes due 2045

PRICING TERM SHEET

Dated: June 24, 2014

Issuer:	Williams Partners L.P.

Security Type:	3.90% Senior Notes due 2025 (the “2025 notes”) 4.90% Senior Notes due 2045 (the “2045 notes”)

Pricing Date:	June 24, 2014

Settlement Date:	June 27, 2014 (T+3)

Maturity Date:	January 15, 2025 (2025 notes) January 15, 2045 (2045 notes)

Principal Amount:	$750,000,000 (2025 notes) $500,000,000 (2045 notes)

Benchmark:	UST 2.50% due May 15, 2024 (2025 notes) UST 3.625% due February 15, 2044 (2045 notes)

Benchmark Price:	99-08 (2025 notes) 104-06 + (2045 notes)

Benchmark Yield:	2.586% (2025 notes) 3.399% (2045 notes)

Spread to Benchmark:	+ 135 bps (2025 notes) + 155 bps (2045 notes)

Yield to Maturity:	3.936% (2025 notes) 4.949% (2045 notes)

Coupon:	3.90% (2025 notes) 4.90% (2045 notes)

Public Offering Price:	99.690% (2025 notes) 99.229% (2045 notes)

Make-Whole Call:	T + 20 bps (Prior to October 15, 2024) (2025 notes) T + 25 bps (Prior to July 15, 2044) (2045 notes)

Par Call:	On or after October 15, 2024 (2025 notes) On or after July 15, 2044 (2045 notes)

Use of Proceeds:	The net proceeds from this offering of notes will be approximately $1.234 billion, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds of this offering to repay amounts outstanding under our commercial paper program, to fund capital expenditures, and for general partnership purposes.

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2015 (2025 notes) January 15 and July 15, commencing January 15, 2015 (2045 notes)

CUSIP / ISIN:	96950FAQ7 / US96950FAQ72 (2025 notes) 96950FAP9/ US96950FAP99 (2045 notes)

Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC RBS Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

Senior Co-Managers:	DNB Markets, Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities (USA) Inc. BOSC, Inc. a subsidiary of BOK Financial Corp. TD Securities (USA) LLC

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Agricole Securities (USA) Inc. at 1-866-807-6030, J.P. Morgan Securities LLC at 1-212-834-4533 (collect) and RBS Securities Inc. at 1-866-884-2071.